FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

               For the Period 1 December 2004 to 28 February 2005


                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  April 26, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  April 26, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  April 26, 2005

INVESTORS' QUARTERLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages
03-2 Plc, Granite Mortgages 03-3 Plc
Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc,
Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 December 2004 - 28 February 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              289,964

Current Balance - Trust Mortgage Assets                 (GBP)26,285,417,468

Current Balance - Trust Cash and other Assets           (GBP)1,454,132,021

Last Months Closing Trust Assets                        (GBP)28,576,180,703

Funding share                                           (GBP)19,529,504,753

Funding 2 share                                         (GBP)4,370,694,254

Funding and Funding 2 share                             (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                         86.16%

Seller Share*                                           (GBP)3,839,350,482

Seller Share Percentage                                        13.84%

Minimum Seller Share (Amount)*                          (GBP)1,613,817,088

Minimum Seller Share (% of Total)                               5.82%

Excess Spread last quarter annualised (% of Total)              0.53%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                    Number    Principal(GBP)   Arrears(GBP)  By Principal(%)

< 1 Month          285,147    25,844,942,985        0            98.32%

> = 1 < 3 Months    3,928      370,023,266       2,869,553        1.41%

> = 3 < 6 Months     744        59,019,066       1,359,486        0.22%

> = 6 < 9 Months     133        10,674,426        467,967         0.04%

> = 9 < 12 Months     12          757,725          45,940         0.00%

> = 12 Months         0              0               0            0.00%

Total              289,964     26,285,417,468    4,742,946       100.00%
------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                         Number        Principal(GBP)   Arrears(GBP)

Total (since inception)    319           20,347,430        1,030,983
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                      106

Number Brought Forward                                         67

Repossessed (Current Month)                                    39

Sold (since inception)                                        213

Sold (current month)                                           12

Sale Price / Last Loan Valuation                              1.06

Average Time from Possession to Sale (days)                    135

Average Arrears at Sale                                    (GBP)2,938

Average Principal Loss (Since inception)*                   (GBP)98

Average Principal Loss (current month)**                     (GBP)0

MIG Claims Submitted                                            6

MIG Claims Outstanding                                          0

Average Time from Claim to Payment                              41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

------------------------------------------------------------------------------
                                            Number         Principal(GBP)

Substituted this period                        0               (GBP)0

Substituted to date (since 26 March 2001)   562,237      (GBP)48,998,814,077
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                               % of CPR

Current Month % of CPR - Removals*                               71.50%

Previous Month % of CPR - Removals*                              52.50%

Current Month % of CPR - Non-Removals**                          28.50%

Previous Month % of CPR - Non-Removals**                         47.50%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                             Monthly           Annualised

Current Month CPR Rate - Total                5.36%              48.38%

Previous Month CPR Rate - Total               3.46%              34.48%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                     23.98

Weighted Average Remaining Term (by value) Years                 20.64

Average Loan Size                                             (GBP)90,651

Weighted Average LTV (by value)                                  74.88%

Weighted Average Indexed LTV (by value)                          65.38%

Non Verified (by value)                                          39.12%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                          50.25%

Together (by balance)                                            23.07%

Capped (by balance)                                              0.72%

Variable (by balance)                                            22.69%

Tracker (by balance)                                             3.27%

Total                                                            100.0%
------------------------------------------------------------------------------


Geographic Analysis

-------------------------------------------------------------------------------------------------
                      Number         % of Total          Value(GBP)            % of Total

East Anglia           5,728             1.98%            522,694,264                1.99%

East Midlands         20,544            7.09%           1,675,256,506               6.37%

Greater London        35,149           12.12%           5,204,748,028              19.80%

North                 31,861           10.99%           1,904,535,459               7.25%

North West            38,859           13.40%           2,837,747,231              10.80%

Scotland              35,479           12.24%           2,345,564,479               8.92%

South East            42,908           14.80%           5,318,877,236              20.24%

South West            18,623            6.42%           1,890,163,483               7.19%

Wales                 11,923            4.11%            865,850,585                3.29%

West Midlands         18,976            6.54%           1,627,416,088               6.19%

Yorkshire             29,914           10.32%           2,092,564,107               7.96%

Total                289,964            100%            26,285,417,468              100%
-------------------------------------------------------------------------------------------------



LTV Levels Breakdown

-------------------------------------------------------------------------------------------------
                                       Number            Value(GBP)               % of Total

0% < 25%                               10,787            420,876,739                1.60%

> = 25% < 50%                          35,640           2,666,646,774              10.14%

> = 50% < 55%                          11,023           1,002,842,983               3.82%

> = 55% < 60%                          11,932           1,147,342,910               4.36%

> = 60% < 65%                          13,545           1,340,710,424               5.10%

> = 65% < 70%                          16,259           1,629,049,128               6.20%

> = 70% < 75%                          21,112           2,128,456,674               8.10%

> = 75% < 80%                          22,228           2,495,728,478               9.49%

> = 80% < 85%                          36,742           3,954,195,276              15.04%

> = 85% < 90%                          37,117           3,503,681,918              13.33%

> = 90% < 95%                          54,590           4,429,971,168              16.85%

> = 95% < 100%                         18,619           1,542,677,443               5.87%

> = 100%                                 370              23,237,553                0.09%

Total                                  289,964          26,285,417,468             100.0%
-------------------------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------------------------
                                       Number             Value(GBP)              % of Total

Endowment                              24,257           1,835,087,446               6.98%

Interest Only                          46,876           6,740,918,907              25.65%

Pension Policy                           560              57,808,362                0.22%

Personal Equity Plan                    1,091             81,918,662                0.31%

Repayment                              217,180          17,569,684,091              66.84%

Total                                  289,964          26,285,417,468             100.00%
-------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------
                                       Number             Value(GBP)              % of Total

Full Time                              253,170          21,639,668,632             82.33%

Part Time                               3,707            236,880,247                0.90%

Retired                                  451             14,169,394                 0.05%

Self Employed                          29,697           4,250,927,363              16.17%

Other                                   2,939           143,771,831                 0.55%

Total                                  289,964          26,285,417,468             100.00%
-------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           6.84%

Effective Date of Change                                1 September 2004
------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2005-1

-----------------------------------------------------------------------------------------------------
                     Outstanding            Rating           Reference Rate           Margin
                                       Moodys/S&P/Fitch

Series 1

A1                   $348,890,057        Aaa/AAA/AAA             2.55%                 0.04%

A2                 $1,322,800,000        Aaa/AAA/AAA             2.58%                 0.07%

B                   $40,300,000           Aa3/AA/AA              2.68%                 0.17%

M                   $33,200,000             A2/A/A               2.79%                 0.28%

C                   $73,500,000          Baa2/BBB/BBB            3.21%                 0.70%

Series 2

A1            (Euro)1,340,000,000        Aaa/AAA/AAA             2.32%                 0.14%

A2              (GBP)244,000,000         Aaa/AAA/AAA             5.02%                 0.14%

B              (Euro)92,000,000           Aa3/AA/AA              2.45%                 0.27%

M              (Euro)53,500,000             A2/A/A               2.58%                 0.40%

C              (Euro)89,000,000          Baa2/BBB/BBB            2.98%                 0.80%

Series 3

A1              (GBP)752,100,000         Aaa/AAA/AAA             5.04%                 0.16%

B               (GBP)38,900,000            Aa3/AA/AA             5.20%                 0.32%

M               (GBP)26,500,000             A2/A/A               5.35%                 0.47%

C               (GBP)48,500,000          Baa2/BBB/BBB            5.73%                 0.85%

--------------------------------------------------------------------------------------------------------



Credit Enhancement

--------------------------------------------------------------------------------------------------------
                                                                                % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                      (GBP)206,069,892                6.41%

Class C Notes ((GBP) Equivalent)                            (GBP)150,734,519                4.69%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                    % of Funding Share

Class B and M Notes ((GBP) Equivalent)                      (GBP)206,069,892                1.06%

Class C Notes ((GBP) Equivalent)                            (GBP)150,734,519                0.77%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement             (GBP)44,900,000                 0.23%

Balance Brought Forward                                     (GBP)43,979,984                 0.23%

Drawings this Period                                             (GBP)0                     0.00%

Excess Spread this Period                                    (GBP)4,963,468                 0.03%

Funding Reserve Fund Top-up this Period*                        -4,043,452                 -0.02%

Current Balance                                             (GBP)44,900,000                 0.23%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)45,046,484                0.23%

Funding Reserve %                                                   1.0%                      NA
--------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.